UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-41856

Carbon Revolution Public Limited Company

(Exact name of registrant as specified in its charter)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 6, 2025, Carbon Revolution Public Limited Company (the “Company”) received a notification letter (the “Letter”) from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Staff has decided to delist the Company’s securities from Nasdaq based upon the Company’s non-compliance with Listing Rule 5550(b), Nasdaq’s minimum shareholders’ equity rule (the “Equity Rule”). As a result of the Staff’s decision, Nasdaq will suspend trading in the Company’s securities effective at the open of business on November 17, 2025 and a Form 25-NSE will be filed with the Securities and Exchange Commission, which will remove the Company’s securities from listing and registration on Nasdaq, unless the Company requests an appeal of this determination to a Nasdaq Hearings Panel (a “Panel”) by November 13, 2025.

As previously disclosed, on May 30, 2025, the Staff notified the Company that its stockholders’ equity, as reported in its Annual Report on Form 20-F for the period ending June 30, 2024, did not meet the minimum stockholders’ equity requirement ($2.5 million) for continued listing on the Nasdaq Capital Market and that the Company was out of compliance with the Equity Rule. The Company subsequently submitted a plan to regain compliance with the Equity Rule.

However, due to the projected timing for completion of the items set forth in such plan, on November 6, 2025, the Company received the Letter notifying the Company that the Staff had determined that the Company did not provide a definitive plan evidencing its ability to achieve near-term compliance with the continued listing requirements and denying the Company’s request for continued listing on The Nasdaq Capital Market.

Additionally, since the Company has not yet filed its Annual Report on Form 20-F for the period ended June 30, 2025, the Staff determined that it no longer complies with Nasdaq Listing Rule 5250(c)(1) (the “Filing Requirement”). The Company’s inability to file the Form 20-F relates primarily to uncertainty as to the Company’s ability to operate as a going concern.

The Company intends to appeal this determination to a Panel, at which the Company plans to present a compliance plan to address the deficiencies relating to the Equity Rule and the Filing Requirement and request an extension of time to regain compliance with both deficiencies.

Under Nasdaq rules, the Company’s request for a hearing will stay the suspension until at least November 28, 2025. In the Company’s request for a hearing, the Company intends to request an extended stay until the later of the date of a Panel’s determination or the expiration of any extension period granted by a Panel to regain compliance with both deficiencies.

As previously announced, in order to obtain sufficient liquidity to fund its business and operations, as well as to contribute towards regaining compliance with Nasdaq continued listing requirements, the Company is exploring potential strategic and financing options, a portion of which may need to be obtained significantly earlier than the end of the Company’s fiscal year. The Company expects that the compliance plan that it submits to a Panel for regaining compliance with the Equity Rule and the Filing Requirement will be based upon such potential strategic and financing options. The Company makes no assurances that it will be able to secure any of such strategic or financing options on satisfactory terms, or at all.

The Company can provide no assurance that the review by a Panel will result in a stay of suspension or an extension of the deadline to regain compliance with the deficiencies being granted or the continued listing of its ordinary shares. If the Company’s securities are delisted, there may be a very limited market in which the Company’s shares are traded, the Company’s shareholders may find it difficult to sell their shares of the Company and the trading price of the Company’s securities, if any, may be adversely affected.

On November 7, 2025, the Company issued a press release announcing the receipt of the Letter. A copy of the press release is attached as Exhibit 99.1 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated November 7, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carbon Revolution Public Limited Company
Date: November 7, 2025
	By:	/s/ David Nock
	Name:	David Nock
	Title:	General Counsel